VIA ELECTRONIC TRANSMISSION

October 12, 2016

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	NEWMARKET GOLD INC.
Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the upcoming Special Meeting of Security Holders for the subject issuer:

1	ISIN:	CA65158L1067
US65158L2051

	CUSIP:	65158L106
65158L205

2	Date Fixed for the Meeting:	November 25, 2016

3	Record Date for Notice:	October 25, 2016

4	Record Date for Voting:	October 25, 2016

5	Beneficial Ownership Determination Date:	October 25, 2016

6	Classes or Series of Securities that entitle	COMMON
	the holder to receive Notice of the Meeting:	COMMON

7	Classes or Series of Securities that entitle	COMMON
	the holder to vote at the meeting:	COMMON

8	Business to be conducted at the meeting:	Special

9	Notice-and-Access:
Registered Shareholders:	NO
Beneficial Holders:	NO
	Stratification Level:	Not Applicable

10	Reporting issuer is sending proxy-related materials
	directly to Non-Objecting Beneficial Owners:	YES

11	Issuer paying for delivery to Objecting Beneficial Owners:	YES

Yours truly,
TSX Trust Company

" Fraser Monkman "
Relationship Manager
Fraser.Monkman@tmx.com
200 University Ave., Suite 300, Toronto, Ontario, M5H 4H1	www.tsxtrust.com